AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

                This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment and Agreement”), dated as of March 9, 2005, is among PETTERS GROUP WORLDWIDE, LLC, a Delaware limited liability company (“Parent”), PETTERS CONSUMER BRANDS, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Purchaser”), and POLAROID HOLDING COMPANY, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Purchaser and the Company entered into that certain Agreement and Plan of Merger dated as of January 7, 2005 (the “Merger Agreement”);

WHEREAS, Parent, Purchaser and the Company entered into that certain Escrow Agreement dated January 7, 2005, with Wells Fargo Bank, N.A., as escrow agent with respect to a deposit of up to $376,000,000 (the “Second Escrow Agreement”);

WHEREAS, Purchaser will purchase, simultaneously with the execution and delivery of this Amendment and Agreement, 3,980,703 shares of Company Stock as set forth more particularly in this Amendment and Agreement;

WHEREAS, contemporaneously with the execution hereof, Parent, Purchaser and the Company are instructing Wells Fargo Bank, N.A., as escrow agent, in the joint instruction letter set forth on Exhibit A attached hereto, to release from the escrow account under the Second Escrow Agreement an aggregate amount equal to $47,768,436 to the accounts specified in the instruction letter for the purchase of the 3,980,703 shares of Company Stock previously mentioned; and

WHEREAS, each of Parent, Purchaser and the Company desires to amend the Merger Agreement pursuant to Section 9.06 of the Merger Agreement as set forth in this Amendment and Agreement.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

1.             Amendment to Article IV.  Article IV of the Merger Agreement is hereby amended by adding the following new Section 4.07 after Section 4.06:

                Section 4.07           Ownership of Company Stock.  On March 9, 2005, Purchaser purchased from Harbert Distressed Investment Master Fund, Ltd. and Alpha US Sub Fund VI, LLC, an aggregate of 3,980,703 shares of Company Stock (the “Purchased Shares”). Purchaser is the record and beneficial owner of the Purchased Shares, free and clear of all liens, encumbrances, claims, proxies or voting restrictions.  Except for the Purchased Shares, neither Purchaser nor any of its affiliates beneficially owns

(as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Stock (except as they may be deemed to beneficially own such shares solely by virtue of this Agreement or the Voting Agreement).

2.             Amendment to Article VI.  Article VI of the Merger Agreement is hereby amended by adding the following new Section 6.09 after Section 6.08:

                Section 6.09           Agreements with Respect to Company Stock.  (a) Until the termination of this Agreement, Purchaser (i) shall remain the record and beneficial owner of the Purchased Shares, and (ii) shall not, directly or indirectly, (x) sell, assign, transfer (including by merger or otherwise by operation of law), pledge, encumber, grant an option with respect to or otherwise dispose of any or all of the Purchased Shares, except pursuant to this Agreement, (y) deposit any of the Purchased Shares or any interest in the Purchased Shares into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Company Stock or grant any proxy with respect thereto (other than to the Company), or (z) enter into any contract, commitment, option or other arrangement or undertaking (other than this Agreement) with respect to the direct or indirect acquisition or sale, assignment, transfer (including by merger or otherwise by operation of law), pledge, encumbrance, option with respect to, or other disposition of any shares of Company Stock.  In furtherance thereof, Purchaser hereby authorizes the Company to place a “stop transfer” order with the transfer agent and registrar of the Company on the Purchased Shares.  Purchaser agrees to submit to the Company contemporaneously with or as soon as reasonably practicable following execution of this Agreement all certificates representing the Purchased Shares so that the Company may place thereon a conspicuous legend referring to the transfer restrictions set forth in this Agreement.

                (b)           At any meeting of the Company Stockholders or any adjournment thereof, and in any action by written consent of the Company Stockholders, Purchaser agrees to vote (or cause to be voted) all of the shares of Company Stock owned by it beneficially or of record, including without limitation the Purchased Shares, (i) in favor of the adoption of this Agreement and approval of the Merger, and in favor of the other transactions contemplated by this Agreement, and (ii) in favor of any other matter directly relating to the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing, Purchaser hereby waives any appraisal rights and agrees not to assert any appraisal rights with respect to any shares of Company Stock in connection with the Merger.

3.             Amendment to Section 8.01(i).  Section 8.01(i) of the Merger Agreement is hereby amended in its entirety to read as follows:

                                (i)            by the Company if, (x) Purchaser shall have breached its obligations under Section 6.09, or (y) on or before March 1, 2005, Purchaser or Parent have not deposited or cause to have been deposited an aggregate of an additional $175,000,000 (the “Remaining Amount”) into the escrow fund referred to in the Second Escrow Agreement, or have not delivered Acceptable Commitment Letters (as such term is defined in the Second Escrow Agreement) which, in the aggregate, provide for financing equal to the Remaining Amount; provided, that the amount of financing provided by any Acceptable Commitment Letter shall be deemed to be the lesser of (i) the amount committed under such Acceptable Commitment Letter and (ii) the amount which, based on the terms of such commitment, can be borrowed in cash at the Closing Date to finance the consummation of the Merger (in each case, net of any upfront fees or other costs to be retained or charged by or to be reimbursed to such issuer); provided, further, that the amount of financing provided by any Acceptable Commitment Letter for purposes of this Section 8.01(i) shall be reduced dollar for dollar by the amount of any distribution of funds from the escrow account under the Second Escrow Agreement made pursuant to Section 3(c) thereof in connection with the delivery of such Acceptable Commitment Letter; and provided, further, that for the avoidance of doubt, an Acceptable Commitment Letter for purposes of this Section 8.01(i) is one that on or before

 March 1, 2005 is acceptable to the Company under Section 3(c) of the Second Escrow Agreement.

4.             Amendment to Article IX.  Article IX of the Merger Agreement is hereby amended by adding the following new Section 9.16 after Section 9.15:

                Section 9.16           Purchased Shares.  Notwithstanding anything to the contrary contained herein, neither the Parent nor Purchaser may terminate this Agreement or assert that the conditions to consummate the Merger set forth in Article VII have not been satisfied due to, or due to the effect of, either the acquisition of the Purchased Shares by Purchaser or any actions, claims, suits, investigations or proceedings arising out of or related thereto.

5.         Approval of Amendment.  The Company represents and warrants to the Parent and Purchaser that the Board of Directors of the Company has taken appropriate action to approve this Amendment and Agreement.  The Parent and Purchaser each hereby represent and warrant to the Company that the Parent’s and Purchaser’s respective Boards of Governors have taken appropriate action to approve this Amendment and Agreement.

6.         Full Force and Effect.  Except as expressly modified by this Amendment and Agreement, all of the terms and provisions of the Merger Agreement remain in full force and effect.

7.         Counterparts.  This Amendment and Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.         Headings; Defined Terms.  The descriptive headings contained in this Amendment and Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Amendment and Agreement.  Capitalized terms used herein but not defined shall have the meaning given such terms in the Merger Agreement.

9.         Governing Law.  This Amendment and Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law.  The parties agree to the exclusive jurisdiction of the Courts of the State of Delaware with respect to any action, suit or proceeding arising out of or in connection with this Amendment and Agreement or the transactions contemplated hereby or the enforcement of any rights under this Amendment and Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent, Purchaser, and the Company has executed or has caused this Agreement to be executed by its duly authorized officer as of the date first written above.

PETTERS GROUP WORLDWIDE, LLC

By:	/s/ Stuart R. Romenesko
Name: Stuart R. Romenesko
Title: President and CEO

PETTERS CONSUMER BRANDS, LLC

By:	/s/ Michael L. O’Shaughnessy
Name: Michael L. O’Shaughnessy
Title: President

POLAROID HOLDING COMPANY

By:	/s/ William L. Flaherty
Name: William L. Flaherty
Title: Executive Vice President and Chief
Financial Officer